CAFES

CONTRACT AND FUTURE EQUITY STAKE

Agreement Terms and Conditions

Capitalized terms used in this agreement are defined in the Glossary (link located on the Razitall website footer). If you are not a domestic investor/customer this offer is not directed at you and you may not place a Bid on the Pitch.

By placing a Bid on this Pitch, you accept and agree to these terms and conditions:

The type of security you are purchasing from this Pitch's Entrepreneur is a future equity stake called CAFES (Contract And Future Equity Stake), as detailed within this agreement. You agree to and accept the terms of the investment that are included throughout the Pitch Page. The investment relationship created by this agreement is solely between you and the Entrepreneur and will become effective as a direct relationship between you and the Entrepreneur at the time your payment is successfully processed following a successful Pitch. If the Pitch is abandoned or is not successful, and your payment is not processed, there will not be any direct relationship created between you and the Entrepreneur. The Entrepreneur is required to issue the units of equity stake in the Entrepreneur's entity to its investors at a future time, if and when a Triggering Event occurs (explained below). This would convert your CAFES into formal equity of the Entrepreneur, and you will then be entitled to receive the financial returns as well as any voting and liquidation rights that are associated with your investment from the Entrepreneur. Once the conversion occurs, this CAFES instrument will expire and will be replaced by any agreement or financial instrument provided by the Entrepreneur representing your new rights.

Type of Security and Triggering Events

At a future time, if and when any of the indicated Triggering Events occurs, the CAFES will convert from future equity into equity. At that time, the Entrepreneur is required to issue you the units of equity stake in its business entity that you purchased. If there is any relevant evidence of ownership after the conversion (like a stock certificate, for example), it will be provided to you by the Entrepreneur. The possible Triggering Event(s) associated with this Pitch are specifically identified by the Entrepreneur in its Pitch's Disclosure and Offering Material posted on the Pitch Page. Some things that may qualify as a Triggering Event for CAFES, as designated by the Entrepreneur, are listed below:

(1) an equity financing event;

(2) a change of control transaction such as a merger or acquisition;
(3) an initial public offering (IPO) if the company goes public;
(4) the completion of the Pitch's project, upon receipt of its proceeds; or
(5) sufficient business sales that generate royalties, as detailed on the Pitch Page.

Some of the types of equity an investor may receive upon the Triggering Event include common or preferred stock for a corporation, limited partnership interest for a limited partnership and membership interest for a limited liability company. At the time of the Triggering Event, the specific rights and limitations associated with the equity stake being issued to the investors will be determined and disclosed by the Entrepreneur. For example, at that time, investors may be granted equity such as common or preferred stock, with preference on liquidation or no preference on liquidation, voting or not voting or limited voting, and preference on distributions or no preference on distribution, etc.

Ownership model Pitch:
Your CAFES from an Ownership model offering can convert into different types of equity upon a Triggering Event, such as: common or preferred stock for a corporation, limited partnership interest for a limited partnership and membership interest for a limited liability company. At the time of the Triggering Event, the specific rights and limitations associated with the equity stake being issued to the investors will be determined and disclosed by the Entrepreneur. For example, at that time, investors may be granted equity such as common or preferred stock, with preference on liquidation or no preference on liquidation, and preference on distributions or no preference on distribution, voting, no voting or limited voting, etc. However, it is already determined through this agreement that, as an advantage for Bidders of this Pitch, Entrepreneur grants you the right called MFN (Most Favored Nation). This means that at the time of a Triggering Event when your CAFES convert to formal equity, you will be entitled to the same favorable terms that may be offered to a future investor of Entrepreneur (if applicable).

Cancellations, Reconfirmations, and Rescissions

If you place a Bid on this Pitch, you will be able to cancel the Bid for any reason via the *Cancel* button located on your dashboard at any time throughout the course of the active Pitch UP UNTIL THE FINAL FORTY-EIGHT (48) HOURS OF THE PITCH PHASE. NO BIDS CAN BE CANCELLED DURING THE FINAL FORTY-EIGHT (48) HOURS OF A PITCH PHASE FOR ANY REASON. **(IF YOU SUSPECT FRAUD OR OTHER IMPROPRIETY, IMMEDIATELY NOTIFY THE SEC AND US AT COMPLIANCE@RAZITALL.COM.)** You may place a Bid during the final forty-eight (48) hours of a Pitch phase, however, if you do, you are doing so with the knowledge that you will have no option or opportunity to cancel the Bid since it is being placed during the no-cancellation period. If you have not cancelled your Bid prior to the final forty-eight (48) hours of a Pitch phase and the Pitch successfully closes, your payment will be processed. ONCE THE PAYMENT OF A BID HAS BEEN SUCCESSFULLY PROCESSED, IT CANNOT BE CANCELLED. IF THE PAYMENT PROCESSING OF A BID FAILS FOR ANY REASON, RAZITALL ASSUMES NO RESPONSIBILITY FOR SUCH FAILED PAYMENT PROCESSING, AND YOU AND THE ENTREPRENEUR RELEASE RAZITALL

FROM ANY AND ALL LIABILITY ASSOCIATED WITH OR ARISING OUT OF ANY SUCH FAILED PAYMENT PROCESSING.

During the course of an open Pitch, if and when a Material Change occurs to the Disclosure and Offering Material provided by the Entrepreneur, you will be notified of the change via email and via your dashboard. You will have five (5) business days to reevaluate the Disclosure and Offering Material and decide whether you want to reconfirm your Bid on the Pitch, choose to cancel the Bid, or allow it to lapse. If the Bid is not reconfirmed within the five (5) business days, the Bid will automatically be cancelled. If this happens, you can still decide to place a new Bid on the Pitch at any time while the Pitch is open. If a Pitch is successful and is going to close earlier than originally indicated on the Entrepreneur's Pitch Page and Form C(s), Razitall will send you a notification of the change five (5) business days prior to the new close date. You will NOT have to reconfirm your Bid in this instance because no Material Change would have occurred.

If the Entrepreneur wants and/or is required to refuse an investment from an unauthorized Bidder (such as a non-U.S. person or a competitor) then the Entrepreneur has the right and possibly the obligation to rescind the investment. In the event an Entrepreneur does rescind an investment, the rescission will occur after the Entrepreneur has received its disbursement of funds from the offering. The rescission will occur directly between you and the Entrepreneur, with no involvement or responsibility of Razitall. YOU HEREBY RELEASE RAZITALL FROM ALL LIABILITY ASSOCIATED WITH OR ARISING OUT OF SUCH RESCISSION. There will be no reimbursement of fees associated with the rescinded investment, and the Entrepreneur assumes full responsibility and expense for effecting the rescission including resolution of any penalties or charges by the financial institution used for payment. You hereby acknowledge and understand by Bidding that the Entrepreneur may rescind an investment after the completion of a Pitch and after your funds have been collected and processed.

Determining Your Equity Stake

Your investment is represented in *units* on the Pitch, with each unit equal to one dollar ($1). For the final tally numbers of this Pitch, you may refer to your Certificate of Purchase which is sent to you upon the successful processing of your investment payment.

<u>Ownership model Pitches:</u>
Your stake of the return on this offer is calculated by dividing the amount of your Bid by the total amount raised on the Pitch. See examples below.

> <u>Example #1</u> - If you Bid $100 on a Pitch offering 10% ownership, and the total amount raised on the Pitch is $100,000, then your stake of the return is 0.1%. If the business is acquired for $10,000,000, it gives $1,000,000 to Bidders to divide based on a 10% Ownership offer.
>
> ➢ Your stake of the return = $100 / $100,000 = 0.1%

➢ Your return = $1,000,000 x 0.1% = $1,000

Example #2 - If the Entrepreneur is offering 60% of its business for $50,000 and you purchase 1,200 units for $1,200, you would be purchasing 2.4% of 60% of the business, or 1.44% of the entire business.

Royalty model Pitches:
Royalty model Pitches offer a fixed amount for each item sold quarterly. See an example below.

Example - You Bid $100 on a Pitch offering $2 per item sold. The total raised is $100,000. If the business sells 1,000,000 items in a quarter, based on a $2 Royalty offer.

➢ Your stake of the return = $100 / $100,000 = 0.1%
➢ Your quarterly return = (1,000,000 units x $2) x 0.1% = $2,000

Venture model Pitches:
Venture model Pitches offer part of the profit from a project when it is completed and sold. See an example below.

Example: You Bid $100 on a Pitch offering 20% of the profit from a project. The total raised is $100,000. If the profit is $3,000,000, the business gives $600,000 to Bidders to divide based on a 20% Venture offer.

➢ Your stake of the return = $100 / $100,000 = 0.1%
➢ Your return = $600,000 x 0.1% = $600

Title III and Educational Material

This investment is being made under Title III of the JOBS Act, known as Regulation Crowdfunding, or Reg CF. By accepting these terms of the CAFES, you warrant and represent that you have received and reviewed the Educational Materials that Razitall has made available to you (*link located on Razitall website footer*); and that you understand your rights, limitations and obligations as an investor per the Title III Rules when participating in this Pitch. You agree to comply with the rules, and the Entrepreneur must comply with the rules also. As one example, the Entrepreneur may be required to provide annual reports to their investors in some circumstances.

Investor Limitations

The Title III Rules limit how much you can invest in the securities offered under Title III during any 12-month period. You agree not to invest more money than is allowed. The limitation on how much you can invest depends on your net worth and annual income. By investing in this Pitch, you warrant and represent that you are investing according to your investment limitations, as follows:

- If either your annual income or your net worth is less than $107,000, then during any 12-month period, you can invest up to the greater of either (1) $2,200 or (2) 5% of your annual income or net worth, whichever is lower.
- If both your annual income and your net worth are equal to or more than $107,000 then, during any 12-month period, you can invest up to 10% of your annual income or net worth, whichever is lower, but never more than $107,000.

To calculate your net worth, add up all your assets and subtract your liabilities. The resulting sum is your net worth. If you are investing as an entity or a company, instead of calculating investment limits based on annual income and net worth, a non-natural person calculates its limits based on its revenue and net assets as of its most recent fiscal year. If you or your financial adviser has questions about the calculation, consult the Title III Rules.

Investment Risks and Due Diligence

As an investor, you are investing at your own risk, and understand that there is no guarantee that you will see a future return on your investment. Also, you could lose all that you invest, without getting back your original investment. The Entrepreneur you invest in may not succeed and may not produce any return on your investment. Additionally, with CAFES, there is no guarantee that an Entrepreneur's Triggering Event will ever occur. If one does not occur, then that means your future equity stake will not have the opportunity to convert into formal equity, which would have been the only way you might have seen a return on your investment. If that conversion never happens, then your investment will not be successful.

Your securities may be worth a certain amount at the time you purchase them, but their value can be affected (negatively or positively) by future investments in the Entrepreneur's business, if there are any. The percentage of the business that you own will decrease if the total equity (number of shares or interests) in the business increases (often as a result of additional investments). This is known as dilution. Since startups often need more investment to keep growing, dilution is common. If this happens, the value of your shares may increase or decrease, depending on the value of the business itself. If additional investment is raised by the business, that investment can be utilized towards the success of the business overall. If the business enjoys greater success, all of the investors share in that success. If that happens, the value of your shares may increase even though the percentage of your ownership was decreased and diluted from the additional investment. However, there is the risk that the business may not be successful, and the value of the business may decrease. If that happens, that means the value of your shares would decrease as well. If your shares get diluted *plus* the business is not successful, then the value of your shares will suffer a decrease from both the dilution as well as from the decrease in value of the business.

In order to invest responsibly, it is up to you to conduct your own thorough research and due diligence prior to placing a Bid on a Pitch. Though the crowd may help provide information and opinions via the Comments and Updates section of a Pitch, the investment decisions remain your responsibility alone. You are encouraged to consult with your legal and financial advisors for any clarifications or investment guidance which may be required or appropriate. See the Educational Material link located on the Razitall website footer for more information pertaining to investor risks and for links to other helpful resources.

Liquidity

Once you invest in a Title III equity crowdfunding Pitch, you will not be able to cash in your investments or resell them right away. All securities issued and sold pursuant to Title III are initially unregistered and are therefore restricted so that investors are not allowed to transfer or resell these unregistered securities for a period of 12 months from the date of purchase, unless they are being transferred: (a) to the Entrepreneur of the securities; (b) to an Accredited Investor; (c) as part of an offering registered with the SEC; or (d) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. Securities sold in this new type of offering (Title III securities) are not traded on any stock exchange. Currently, secondary markets do not exist for Title III securities. If they develop and it has been at least 12 months since you made your investment, you may be permitted by law to resell them (if you choose to sell them at that time instead of holding onto them longer), whether by profiting, selling at the same price you bought them, or by selling at a loss from the initial purchase price. This will depend on how the entrepreneur's business performed and whether it was able to grow. Although your securities may be worth a certain amount at the time you purchase them, their value is likely to fluctuate in the future.

Funding Portal

You acknowledge that Razitall merely hosts this Pitch on its Platform and is in no way responsible at any time or in any way for the content of this Pitch or the outcome, performance, or lack of performance, of the Entrepreneur or the terms or performance of any security issued by the Entrepreneur as a result of this Pitch. Razitall is acting solely as a funding portal intermediary that does not endorse the Entrepreneur or the securities and makes no representation regarding, and no guarantee of, the Entrepreneur's performance or value. You understand that Razitall is not providing any legal or financial advice and that your decision whether or not to invest, how much, and in which Pitch, is your decision and responsibility alone. Razitall is not a party to this agreement. You take full responsibility for your ongoing relationship with the Entrepreneur and absolve Razitall from all involvement, responsibility, and liability in regards to your relationship.

Jurisdiction, Law, Venue, and Disputes

Any dispute between you and the Entrepreneur must be addressed directly. Any dispute that cannot be resolved amicably between you and the Entrepreneur after a good faith effort by both parties, may be heard in an appropriate court having jurisdiction over the parties and over the matter located in the state of the principal office of the Entrepreneur, applying the law of that state; provided, however, that you and the Entrepreneur may instead jointly agree to submit to arbitration, mediation or some other form of dispute resolution.

Taxes and Levies

You are responsible for all applicable U.S. and foreign federal, import, VAT, state and local taxes and levies, if any, as well as any other costs and expenses associated with your investment. It is your responsibility to determine what, if any, taxes, levies or fees apply to the purchase of your securities. It is solely your responsibility to assess, collect, report, or remit the correct tax and the correct information to the proper taxing authority.

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